Exhibit (b)

Commercial Banking

July 11, 2007

Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Coconut Grove, Florida 33133

Attention: Ana M. Menendez, Chief Financial Officer

Facsimile No.: (305) 858-6898

$300,000,000 Senior Credit Facility

Ladies and Gentlemen:

Bank of America, N.A. (“Bank of America”) is pleased to offer to be the sole administrative agent (in such capacity, the “Administrative Agent”) for a $300 million senior credit facility (the “Senior Credit Facility”) to Watsco, Inc., a Florida corporation (“you” or the “Borrower”), and Bank of America is pleased to offer its commitment to lend up to $100 million of the Senior Credit Facility, upon and subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms”). Banc of America Securities LLC (“BAS”) is pleased to advise you of its willingness in connection with the foregoing commitment, as sole lead arranger and sole book manager (in such capacities, the “Lead Arranger”) for the Senior Credit Facility, to use its best efforts to form a syndicate of financial institutions (including Bank of America) (collectively, the “Lenders”) reasonably acceptable to you for the Senior Credit Facility.

Bank of America will act as sole Administrative Agent for the Senior Credit Facility and BAS will act as sole Lead Arranger for the Senior Credit Facility. Additional agents, co-agents or arrangers will be appointed and other titles will be awarded only upon the mutual, written consent of the parties hereto.

The commitment of Bank of America hereunder and the undertaking of BAS to provide the services described herein are subject to the satisfaction of each of the following conditions precedent in a manner acceptable to Bank of America and BAS: (a) the completion of a due diligence review of the assets, liabilities (including contingent liabilities) and business of the Borrower and its subsidiaries in scope and with results satisfactory to us in our sole and absolute discretion; (b) the accuracy and completeness of all representations that you and your affiliates make to Bank of America and BAS and your compliance with the terms of this Commitment Letter (including the Summary of Terms) and the Fee Letter (as hereinafter defined); (c) prior to and during the syndication of the Senior Credit Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any of its subsidiaries; (d) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facility consistent with the Summary of Terms and otherwise satisfactory to Bank of America and BAS; (e) the absence of any material adverse conditions in the loan syndication market or in the financial, banking or capital markets generally that, in the judgment of Bank of America and BAS, would impair the syndication of the Senior Credit Facility; (f) no change, occurrence or development shall have occurred or become known to Bank of America or BAS since March 31, 2007 that has had or could reasonably be expected to have a Material Adverse Effect (as defined in the Summary of Terms); and (g) commitments shall have been received from Lenders for the remaining $200 million of the Senior Credit Facility on the terms and conditions referred to herein and in the Summary of Terms.

Bank of America, FL6-812-08-04

401 East Las Olas Boulevard, 8th Floor, Fort Lauderdale, FL 33301

BAS intends to commence syndication of the Senior Credit Facility promptly upon your acceptance of this Commitment Letter and the Fee Letter, and the commitment of Bank of America hereunder shall be reduced dollar-for-dollar as and when corresponding commitments are received from the Lenders. You agree to actively assist BAS in achieving a syndication of the Senior Credit Facility that is satisfactory to BAS and you. Such assistance shall include your (a) providing and causing your advisors to provide Bank of America and BAS and the other Lenders upon request with all information reasonably deemed necessary by Bank of America and BAS to complete syndication, including, but not limited to, information and evaluations prepared by you and your advisors, or on your behalf, relating to the transactions contemplated hereby (including the Projections (as hereinafter defined), the “Information”), (b) assisting in the preparation of the Information Memorandum and other materials to be used in connection with the syndication of the Senior Credit Facility (collectively with the Summary of Terms and any additional summary of terms prepared for distribution to Public Lenders (as hereinafter defined), the “Information Materials”), (c) using your best efforts to ensure that the syndication efforts of BAS benefit materially from your existing banking relationships, and (d) otherwise assisting Bank of America and BAS in their syndication efforts, including by making your officers and advisors available from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at one or more meetings of prospective Lenders.

It is understood and agreed that BAS will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders and any titles offered to proposed Lenders, when commitments will be accepted and the final allocations of the commitments among the Lenders. It is understood that no Lender participating in the Senior Credit Facility will receive compensation from you in order to obtain its commitment, except on the terms contained herein and in the Summary of Terms.

You represent, warrant and covenant that (a) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (or on your or their behalf) (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions and (b) all Information, other than Projections, which has been or is hereafter made available to Bank of America, BAS or the Lenders by you or any of your representatives (or on your or their behalf) in connection with any aspect of the transactions contemplated hereby, as and when furnished, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading. You agree to furnish us with further and supplemental information from time to time until the date of the initial borrowing under the Senior Credit Facility (the “Closing Date”) and, if requested by us, for a reasonable period (not to exceed 90 days) thereafter as is necessary to complete the syndication of the Senior Credit Facility so that the representation, warranty and covenant in the immediately preceding sentence are correct on the Closing Date and on such later date on which the syndication of the Senior Credit Facility is completed as if the Information were being furnished, and such representation, warranty and covenant were being made, on such date. In issuing this commitment and in arranging and syndicating the Senior Credit Facility, Bank of America and BAS are and will be using and relying on the Information without independent verification thereof.

You acknowledge that BAS and/or Bank of America on your behalf will make available Information Materials to the proposed syndicate of Lenders by posting the Information Materials on IntraLinks or another similar electronic system. In connection with the syndication of the Senior Credit Facility, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information Materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower or its affiliates, or the respective securities of any of the foregoing. You agree, however, that the definitive credit documentation will contain provisions concerning Information Materials to be provided to Public Lenders and the absence of MNPI therefrom. Prior to distribution of Information Materials to prospective Lenders, you shall provide us with a customary letter authorizing the dissemination thereof.

By executing this Commitment Letter, you agree to reimburse Bank of America and BAS from time to time on demand for all reasonable out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges of                     , as counsel to the Lead Arranger and the Administrative Agent, and of special and local counsel to the Lenders retained by the Lead Arranger or the Administrative Agent and (b) due diligence expenses) incurred in connection with the Senior Credit Facility, the syndication thereof, the preparation of the definitive documentation therefor and the other transactions contemplated hereby.

You agree to indemnify and hold harmless Bank of America, BAS, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each, an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (a) any matters contemplated by this Commitment Letter or any related transaction or (b) the Senior Credit Facility and any other financings, or any use made or proposed to be made with the proceeds thereof, except to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction.

This Commitment Letter and the fee letter among you, Bank of America and BAS of even date herewith (the “Fee Letter”) and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Senior Credit Facility or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms)

but not the Fee Letter after your acceptance of this Commitment Letter and the Fee Letter, in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges. Bank of America and BAS hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow Bank of America or BAS, as applicable, to identify you in accordance with the Act.

You acknowledge that Bank of America and BAS or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. Bank of America and BAS agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. Bank of America and BAS further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that Bank of America and BAS are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of Bank of America, BAS or any of such affiliates.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (a) (i) the arranging and other services described herein regarding the Senior Credit Facility are arm’s-length commercial transactions between you and your affiliates, on the one hand, and Bank of America and BAS, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) Bank of America and BAS each has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) neither Bank of America nor BAS has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) Bank of America and BAS and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and Bank of America and BAS have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against Bank of America and BAS with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

The provisions of the immediately preceding five paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit Facility shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any commitment or undertaking of Bank of America or BAS hereunder.

This Commitment Letter and the Fee Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter or the Fee Letter by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter (including the Summary of Terms) and the Fee Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you, Bank of America and BAS hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter

(including the Summary of Terms), the Fee Letter, the transactions contemplated hereby and thereby or the actions of Bank of America and BAS in the negotiation, performance or enforcement hereof. The commitments and undertakings of Bank of America and BAS may be terminated by us if you fail to perform your obligations under this Commitment Letter or the Fee Letter on a timely basis.

This Commitment Letter (including the Summary of Terms) and the Fee Letter embody the entire agreement and understanding among Bank of America, BAS, you and your affiliates with respect to the Senior Credit Facility and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the commitment of Bank of America and the undertaking of BAS hereunder are not limited to those set forth herein or in the Summary of Terms. Those matters that are not covered or made clear herein or in the Summary of Terms or the Fee Letter are subject to mutual agreement of the parties. No party has been authorized by Bank of America or BAS to make any oral or written statements that are inconsistent with this Commitment Letter. This Commitment Letter is not assignable by the Borrower without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This Commitment Letter and all commitments and undertakings of Bank of America and BAS hereunder will expire at 5:00 p.m. (Eastern time) on July 13, 2007 unless you execute this Commitment Letter and the Fee Letter and return them to us prior to that time (which may be by facsimile transmission), whereupon this Commitment Letter (including the Summary of Terms) and the Fee Letter (each of which may be signed in one or more counterparts) shall become binding agreements. Thereafter, all commitments and undertakings of Bank of America and BAS hereunder will expire on November 30, 2007 unless definitive documentation for the Senior Credit Facility is executed and delivered prior to such date. In consideration of the time and resources that BAS and Bank of America will devote to the Senior Credit Facility, you agree that, until such expiration, you will not solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing senior credit facility or facilities for the Borrower and its subsidiaries.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, N.A.

By:	/s/ Adam Kaplan
Name:	Adam Kaplan
Title:	Senior Vice President

BANC OF AMERICA SECURITIES LLC

By:	/s/ A. Davidson Hall
Name:	A. Davidson Hall
Title:	Vice President

ACCEPTED AND AGREED TO

AS OF THE DATE FIRST ABOVE WRITTEN:

WATSCO, INC.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	Senior Vice President

EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

WATSCO, INC.

$300 MILLION SENIOR CREDIT FACILITY

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter (the “Commitment Letter”) to which this Summary of Terms and Conditions is attached.

BORROWER:	Watsco, Inc., a Florida corporation (the “Borrower”).

GUARANTORS:	The same as in the credit facility (the “Existing Credit Facility”) established in favor of the Borrower pursuant to that certain Revolving Credit Agreement dated as of December 10, 2004, as amended (the “Existing Credit Agreement”), the Senior Credit Facility and any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof) will be guaranteed by each existing and future direct and indirect domestic and, to the extent no material adverse tax consequences would result, foreign subsidiary of the Borrower (collectively, the “Guarantors”). All guarantees will be guarantees of payment and not of collection.

ADMINISTRATIVE
AGENT:	Bank of America, N.A. (“Bank of America”) will act as sole administrative agent (the “Administrative Agent”).

SOLE LEAD ARRANGER AND
SOLE BOOK MANAGER:	Banc of America Securities LLC will act as sole lead arranger and sole book manager (the “Lead Arranger”).

LENDERS:	A syndicate of financial institutions (including Bank of America) arranged by the Lead Arranger, which institutions shall be acceptable to the Borrower and the Administrative Agent (collectively, the “Lenders”).

SENIOR CREDIT FACILITY:	An aggregate principal amount of up to $300 million will be available through the following facilities:

Senior Credit Facility: $300 million 5-year revolving credit facility, (the “Senior Credit Facility”), which will include a $50 million sublimit for the issuance of standby and commercial letters of credit for the benefit of the Borrower or any of its subsidiaries denominated in U.S. dollars only (each a “Letter of Credit”) and a $25 million sublimit for swingline loans (each a “Swingline Loan). Letters of Credit will be issued by Bank of America (in such capacity, the “Fronting Bank”) and Swingline Loans will be made available by Bank of America (in such capacity, the “Swingline Lender”, and each Lender will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swingline Loan.

SWINGLINE OPTION:	Swingline Loans will be made available on a same day basis in an aggregate amount not exceeding $25 million and in minimum amounts of $100,000. The Borrower must repay each Swingline Loan in full no later than ten (10) business days after such loan is made.

EXPANDABILITY
FEATURE:	On or after the Closing Date, the Borrower will have the right to increase revolving commitments under the Senior Credit Facility up to an additional $150 million (for an aggregate of up to $450 million in revolving commitments) subject to the arrangement of additional commitments with financial institutions reasonably acceptable to each of the Borrower and the Administrative Agent; provided that (a) each existing Lender will have the right, but not the obligation, to increase its commitment, (b) there is no continuing default or event of default, (c) the Borrower shall pay any applicable upfront fees and breakage costs and (d) the conditions to the making of a revolving loan as provided in the credit agreement shall be satisfied.

PURPOSE:	The proceeds of the Senior Credit Facility shall be used (i) to consummate certain contemplated acquisitions, (ii) to refinance existing indebtedness, (iii) to finance on-going working capital and capital expenditures, (iv) to support the issuance of Letters of Credit and (v) for other lawful corporate purposes.

CLOSING DATE:	The execution of definitive loan documentation, to occur on or before November 30, 2007 (the “Closing Date”).

INTEREST RATES:	As set forth in Addendum I.

MATURITY:	The Senior Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable in full five years after the Closing Date.

The Senior Credit Facility will include an option permitting the Borrower to extend the maturity date of the Senior Credit Facility by two years within 30 days of the first and second anniversary of the Closing Date. Any such extension will be subject to the consent of the Lenders and will be required to be given within a time period to be determined.

AVAILABILITY:	Loans under the Senior Credit Facility may be made on a revolving basis up to the full amount of the Senior Credit Facility and Letters of Credit may be issued up to the sublimit for Letters of Credit.

OPTIONAL PREPAYMENTS AND COMMITMENT
REDUCTIONS:	The Borrower may prepay the Senior Credit Facility in whole or in part at any time without premium or penalty, subject to reimbursement of the Lenders’ breakage and redeployment costs in the case of prepayment of LIBOR borrowings. The unutilized portion of the commitments under the Senior Credit Facility may be irrevocably reduced or terminated by the Borrower at any time without penalty.

CONDITIONS PRECEDENT
TO CLOSING:	The closing and the initial extension of credit under the Senior Credit Facility will be subject to satisfaction of the conditions precedent deemed appropriate by the Administrative Agent and the Lenders including, but not limited to, the following:

	(i)	The negotiation, execution and delivery of definitive documentation with respect to the Senior Credit Facility satisfactory to the Lead Arranger, the Administrative Agent and the Lenders.

	(ii)	The Lenders shall have received satisfactory opinions of counsel to the Borrower and the Guarantors (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Senior Credit Facility) and of appropriate local counsel and such corporate resolutions, certificates and other documents as the Lenders shall reasonably require.

	(iii)	There shall not have occurred since March 31, 2007 any event or condition that has had or could be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect. “Material Adverse Effect” means (A) a material adverse change in, or a material adverse effect on, the business, results of operations, financial conditions, assets, liabilities or prospects of the Borrower and its subsidiaries taken as a whole; (B) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any loan documentation, or of the ability of the Borrower or any Guarantor to perform its obligations under any loan documentation to which it is a party; (C) a material adverse change in, or a material adverse effect on the ability of the Loan Parties to perform any of their respective obligations under the applicable loan documents; or (D) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower or any Guarantor of any loan documentation to which it is a party.

	(iv)	The absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect.

	(v)	The Lenders shall have completed a due diligence investigation of the Borrower and its subsidiaries in scope, and with results, satisfactory to the Lenders and shall have been given such access to the management, records, books of account, contracts and properties of the Borrower and its subsidiaries and shall have received such financial, business and other information regarding each of the foregoing persons and businesses as they shall have requested, including, without limitation, information as to possible contingent liabilities, tax matters, collective bargaining agreements and other arrangements with employees, the annual (or other audited) financial statements of the Borrower and its subsidiaries for the fiscal years ended December 31, 2004, 2005 and 2006, interim financial statements of the Borrower and its subsidiaries dated the end of the most recent fiscal quarter for which financial statements are available (or, in the event the Lenders’ due diligence review reveals material changes since such financial statements, as of a later date within 45 days of the Closing Date).

	(vi)	All accrued fees and expenses of the Lead Arranger, the Administrative Agent and the Lenders (including the fees and expenses of counsel (including any local counsel) for the Administrative Agent) shall have been paid.

CONDITIONS PRECEDENT TO ALL EXTENSIONS
OF CREDIT:	Usual and customary for transactions of this type, including, without limitation, the following: (i) all of the representations and warranties in the loan documentation shall be true and correct as of the date of such extension of credit; and (ii) no event of default under the Senior Credit Facility or incipient default shall have occurred and be continuing, or would result from such extension of credit.

REPRESENTATIONS
AND WARRANTIES:	Usual and customary for transactions of this type but substantially the same as in the Existing Credit Facility, including, without limitation, the following: (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability; (v) accuracy and completeness of specified financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect; (vi) no material litigation; (vii) no default; (viii) ownership of property (including disclosure of liens, properties, leases and investments); (ix) insurance matters; (x) environmental matters; (xi) tax matters; (xii) ERISA compliance; (xiii) identification of subsidiaries, equity interests and loan parties; (xiv) use of proceeds and not engaging in business of purchasing/carrying margin stock; (xv) status under Investment Company Act; (xvi) accuracy of disclosure; and (xvii) compliance with laws.

COVENANTS:	Usual and customary for transactions of this type but substantially the same as in the Existing Credit Facility, including, without limitation, the following:

	(a)	Affirmative Covenants - (i) delivery of financial statements, (ii) delivery of certificates and other information; (iii) delivery of notices (of any default, material adverse condition, ERISA event, material change in accounting or financial reporting practices, disposition of property, sale of equity and incurrence of debt); (iv) payment of obligations; (v) preservation of existence; (vi) maintenance of properties; (vii) maintenance of insurance; (viii) compliance with laws; (ix) maintenance of books and records; (x) inspection rights; (xi) use of proceeds; (xii) covenant to guarantee obligations, give security; (xiii) compliance with environmental laws; (xiv) preparation of environmental reports; (xv) further assurances; and (xvi) compliance with terms of leaseholds.

	(b)	Negative Covenants - Restrictions on (i) liens; (ii) indebtedness, (including guarantees and other contingent obligations); (iii) investments (including loans and advances); (iv) mergers, acquisitions (see “Acquisitions” section below) and other fundamental changes; (v) sales and other dispositions of property or assets; (vi) payments of dividends and other distributions (see “Restricted Payments” section below); (vii) changes in the nature of business; (viii) transactions with affiliates; (ix) burdensome agreements; (x) use of proceeds; (xi) capital expenditures; (xii) amendments of organizational documents; (xiii) changes in accounting policies or reporting practices; (xiv) prepayments of other indebtedness; and (xv) modification or termination of documents related to certain indebtedness, in each case with such exceptions as may be agreed upon in the loan documentation.

FINANCIAL COVENANTS:	Financial covenants to include the following:

Maximum Total Leverage Ratio. Maintenance as of the end of each fiscal quarter of a Consolidated Total Leverage Ratio of not greater than 3.50:1.0.

Minimum Interest Coverage Ratio. Maintenance as of the end of each fiscal quarter of a Consolidated Interest Coverage Ratio of not less than 3.00:1.0.

Financial covenant definitions will be substantially the same as in the Existing Credit Agreement and determinations of compliance will be made on pro forma basis giving effect to acquisitions and dispositions consistent with the provisions of the Existing Credit Agreement.

“Consolidated Total Leverage Ratio” will mean the ratio of (i) Consolidated Total Debt as of the date of determination to (ii) Consolidated EBITDA for the period of four consecutive fiscal quarters ending as of the date of determination.

“Consolidated Interest Coverage Ratio” will mean, for the period of four consecutive fiscal quarters ending as of the date of determination, the ratio of (i) Consolidated EBIT to (ii) Consolidated Interest Expense.

ACQUISITIONS:	Borrower will be permitted to make Acquisitions substantially the same as provided in the Existing Credit Agreement.

RESTRICTED PAYMENTS:	Restricted payments, including dividends, redemption and repurchase of shares or subordinated debt and warrants and options (collectively, “Restricted Payments”), will not be limited or restricted so long as the Borrower’s Consolidated Total Leverage Ratio is less than 2.00:1.00 after giving effect to any Restricted Payment. If the Borrower’s Consolidated Total Leverage Ratio is greater than 2.00:1.00, then the Borrower will be permitted to make Restricted Payments to the same extent as provided in the Existing Credit Agreement, except that the basket for Restricted Payments will be calculated on a quarterly basis (rather than on an annual basis, as in the Existing Credit Agreement).

EVENTS OF DEFAULT:	Usual and customary for transactions of this type but substantially the same as in the Existing Credit Facility: (i) nonpayment of principal, interest, fees or other amounts; (ii) failure to perform or observe covenants set forth in the loan documentation within a specified period of time, where customary and appropriate, after such failure; (iii) any representation or warranty proving to have been incorrect when made or confirmed; (iv) cross-default to other indebtedness in an amount to be agreed; (v) bankruptcy and insolvency defaults (with grace period for involuntary proceedings); (vi) inability to pay debts; (vii) monetary judgment defaults in an amount to be agreed and material nonmonetary judgment defaults; (viii) customary ERISA defaults; (ix) actual or asserted invalidity or impairment of any loan documentation; and (x) change of control.

ASSIGNMENTS AND
PARTICIPATIONS:	Subject to the consents described below (which consents will not be unreasonably withheld or delayed), each Lender will be permitted to make assignments to other financial institutions in respect of the Senior Credit Facility in a minimum amount equal to $5 million.

Consents: The consent of the Borrower will be required unless (i) an Event of Default has occurred and is continuing or (ii) the assignment is to a Lender, an affiliate of a Lender or an Approved Fund (as such term shall be defined in the loan documentation). The consent of the Administrative Agent will be required for any assignment in respect of the Senior Credit Facility to an entity that is not a Lender with a commitment in respect of the applicable Facility, an affiliate of such Lender or an Approved Fund in respect of such Lender. The consent of the Fronting Bank and the lender of any Swingline Loan will be required for any assignment under the Senior Credit Facility.

Assignments Generally: An assignment fee in the amount of $3,500 will be charged with respect to each assignment unless waived by the Administrative Agent in its sole discretion. Each Lender will also have the right, without consent of the Borrower or the Administrative Agent, to assign as security all or part of its rights under the loan documentation to any Federal Reserve Bank.

Participations: Lenders will be permitted to sell participations with voting rights limited to significant matters such as changes in amount, rate, maturity date and releases of all or substantially all of the collateral securing the Senior Credit Facility or all or substantially all of the value of the guaranties of the Borrower’s obligations made by the Guarantors.

WAIVERS AND
AMENDMENTS:	Amendments and waivers of the provisions of the loan agreement and other definitive credit documentation will require the approval of Lenders holding loans and commitments representing more than 50% of the aggregate amount of the loans and commitments under the Senior Credit Facility (the “Required Lenders”), except that (a) the consent of each Lender shall be required with respect to (i) the waiver of certain conditions precedent to the initial credit extension under the Senior Credit Facility, (ii) the amendment of certain of the pro rata sharing provisions, (iii) the amendment of the voting percentages of the Lenders, (iv) the release of all or substantially all of the collateral securing the Senior Credit Facility and (v) the release of all or substantially all of the value of the guaranties of the Borrower’s obligations made by the Guarantors; (b) the consent of each Lender affected thereby shall be required with respect to (i) increases or extensions in the commitment of such Lender, (ii) reductions of principal, interest or fees, and (iii) extensions of scheduled maturities or scheduled commitment reductions or times for payment and (c) the consent of the Lenders holding more than 50% of the loans and commitments under the applicable Facility shall be required with respect to certain other matters.

INDEMNIFICATION:	The Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arranger, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facility, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs. This indemnification shall survive and continue for the benefit of all such persons or entities.

GOVERNING LAW:	State of New York.

PRICING/FEES/
EXPENSES:	As set forth in Addendum I.

OTHER:	Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction. The loan documentation will contain customary increased cost, withholding tax, capital adequacy and yield protection provisions.

ADDENDUM I

PRICING, FEES AND EXPENSES

INTEREST RATES:	The interest rates per annum applicable to the Senior Credit Facility (other than in respect of Swingline Loans) will be LIBOR plus the Applicable Margin (as hereinafter defined) or, at the option of the Borrower, the Base Rate (to be defined as the higher of (x) the Bank of America prime rate and (y) the Federal Funds rate plus 0.50%) plus the Applicable Margin. “Applicable Margin” means a percentage per annum to be determined in accordance with the applicable pricing grid set forth below, based on the Consolidated Total Leverage Ratio. Each Swingline Loan shall bear interest at a percentage per annum as agreed between the Borrower and the Swingline Lender or, absent such agreement, the Base Rate plus the Applicable Margin for Base Rate loans under the Senior Credit Facility.

The Borrower may select interest periods of one, two, three or six months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the continuance of any default under the loan documentation, the Applicable Margin on obligations owing under the loan documentation shall increase by 2% per annum (subject, in all cases other than a default in the payment of principal when due, to the request of the Required Lenders).

COMMITMENT FEE:	Commencing on the Closing Date, a commitment fee of a percentage per annum determined in accordance with the pricing grid set forth below shall be payable on the actual daily unused portions of the Senior Credit Facility. Such fee shall be payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date. Swingline Loans will not be considered utilization of the Senior Credit Facility for purposes of this calculation.

LETTER OF
CREDIT FEES:	Letter of Credit fees shall be payable on the maximum amount available to be drawn under each Letter of Credit at a rate per annum equal to the Applicable Margin from time to time applicable to Senior Credit LIBOR loans. Such fees will be (a) payable quarterly in arrears, commencing on the first quarterly payment date to occur after the Closing Date, and (b) shared proportionately by the Lenders under the Senior Credit Facility. In addition, a fronting fee shall be payable to the Fronting Bank for its own account, in an amount to be mutually agreed.

PRICING GRID

FOR

SENIOR CREDIT FACILITY

Pricing Tier	Consolidated Total Leverage Ratio	Applicable Margin for LIBOR Loans/ Letter of Credit Fees	Applicable Margin for Base Rate Loans	Commitment Fee
1	Greater than or equal to 3.0:1.00	1.125%	0.125%	0.200%
2	Greater than or equal to 2.5:1.00 but less than 3.0:1.00	1.000%	0.000%	0.175%
3	Greater than or equal to 2.0:1.00 but less than 2.5:1.00	0.750%	0.000%	0.150%
4	Greater than or equal to 1.5:1.00 but less than 2.0:1.00	0.625%	0.000%	0.125%
5	Greater than or equal to 1.0:1.00 but less than 1.5:1.00	0.500%	0.000%	0.100%
6	Greater than or equal to 0.5:1.00 but less than 1.0:1.00	0.400%	0.000%	0.080%
7	Less than 0.50:1.00	0.375%	0.000%	0.075%

CALCULATION OF
INTEREST AND FEES:	Other than calculations in respect of interest at the Bank of America prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year.

Cost and Yield
Protection:	Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:	The Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and closing of all loan documentation, including, without limitation, the legal fees of counsel to the Administrative Agent and the Lead Arranger, regardless of whether or not the Senior Credit Facility is closed. The Borrower will also pay the expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the loan documentation.